UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Farm Fresh Mi, LLC

Legal status of issuer

    Form
    LLC

    Jurisdiction of Incorporation/Organization
    Michigan

    Date of organization
    1/1/2022

Physical address of issuer
10489E Grand River, F
Brighton, MI 48116

Website of issuer
Farmfreshmi.com

Name of intermediary through which the Offering will be conducted
Infrashares Inc.

CIK number of intermediary
0001686389

SEC file number of intermediary
007-00107

CRD number, if applicable, of intermediary
288408

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5% of the amount raised and $500 fixed fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Intermediary has no financial interest in the issuer prior to the close of the regulation CF offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize

North Capital Private Securities (NCPS)

Type of security offered
LLC Membership Interests

Target number of Securities to be offered
500

Price (or method for determining price)
$1,000

Target offering amount
$500,000

Oversubscriptions accepted:
    Yes

Oversubscriptions will be allocated:
☐ **Pro-rata basis**
☐ First-come, first-served basis
Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 13th, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees in the United States   2 partners

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$0.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 5th, 2022



FORM C

Up to $1,070,000
In LLC Membership Interests in
Farm Fresh Mi, LLC
Equity Securities

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by **Farm Fresh Mi, a Michigan LLC** (the "Project," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in **Farm Fresh MI, LLC** (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers" or "Investors." The Partnership intends to raise at least $500,000 and up to $1,070,000 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,000 per Investor (which may be waived by the Partnership, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Partnership are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform which may be accepted or rejected by the Partnership, in its sole and absolute discretion. The Project has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Infrashares (the "Intermediary"). The Intermediary will be entitled to receive a fee in the amount of five percent (5%) of all funds raised in the Offering in cash.

	Price to Investors	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$1,000	$50	$950
Aggregate Minimum Offering Amount	$500,000	$25,000	$475,000
Aggregate Maximum Offering Amount	$1,070,000	$53,500	$1,016,500

(1)   This excludes fees to Project's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Partnership filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.madfuture.energy/   no later than 120 days after the end of the Partnership's fiscal year. The Partnership may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Partnership or another party, or 5) the liquidation or dissolution of the Partnership.

The date of this Form C is January 17TH, 2022.

The Project has certified that all of the following statements are TRUE in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment Partnership by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C.

(6) Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE PARTNERSHIP AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND NONE IS EXPECTED TO DEVELOP. AN INVESTMENT IN THE PARTNERSHIP IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE PARTNERSHIP WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE PARTNERSHIP AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE PARTNERSHIP. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE PARTNERSHIP RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING QUALIFIED THIRD PARTY

NCPS   IS THE QUALIFIED THIRD PARTY IN ACCORDANCE WITH 17 CFR § 227.303(e)(2) FOR THE OFFERING,   NCPS   HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE QUALIFIED THRID PARTY MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE QUALIFIED THIRD PARTY'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Partnership's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Partnership has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Partnership's control) and assumptions. Although the Partnership believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Partnership's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Partnership in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Partnership to predict all of them. The

Partnership undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The LLC will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the fiscal year.

Once posted, the annual report may be found on the Projects website at: www.FarmFreshMi.com

The Partnership must continue to comply with the ongoing reporting requirements until:
(1) the Partnership is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Partnership has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Partnership has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Partnership or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Partnership liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Partnership will provide the opportunity to ask questions of and receive answers from the Partnership's management concerning terms and conditions of the Offering, the Partnership or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Partnership contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Partnership does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Farm Fresh Mi, LLC (the "Company") was formed January 1st, 2022 in Michigan.

Farm Fresh Mi offices are located at 10489 E Grad River, Suite F, Brighton, MI 48116

The Company's web site is www.FarmFreshMi.com

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

In the time of pandemic and isolation, health of our once vibrant community is suffering, this project will bring our community together, outside, in the fresh air, to celebrate local commerce, and connection to one another and to nature. This concept comes together in the form of a 17 Acre green-space, outdoor market, and music venue along US-23 near I-96 just south of Brighton, Michigan.

This virgin-earth farm land is on the front edge of the urbanization bubble radiating from Detroit. It is our intent to help ensure that this property is urbanized in a way that is harmonious with the nearly 40% green-space in Green Oak Township. As such, this "green"

In 48 large beautiful wood-beam construction market pavilions, we will host 48 independent businesses offering everything from Produce to Juices, Street food, Artisans & Crafters. We will also install an amphitheater so that guests can enjoy music and movement in the lawn surrounded by their friends and neighbors, and farm fresh eats. We intend to install geothermal heated walkways to allow year round operation. Additional phases of the project will include an event space / wedding venue, a facility for Joshua Tree Skin Care, and extensive permaculture gardens to supply the market, and Joshua Tree's Production needs. As we complete the earlier stages we will begin to add a fleet of modern camping cabins where guest can stay "unplugged" amongst the trees.

The Offering

Minimum amount of Securities being offered	500
Total Securities outstanding after Offering (if minimum amount reached)	500
Maximum amount of Securities being offered	1,070
Total Securities outstanding after Offering (if maximum amount reached)	1,070
Purchase price per Security	$1,000
Minimum investment amount per investor	$1,000
Offering deadline	April 13th, 2022
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 32 hereof.

RISK FACTORS

Risks Related to the Project's Business and Industry
An investment in Farm Fresh Mi, LLC (the "project") involves a number of risks. Accordingly, an investment in this project is suitable only for investors who have no immediate need for liquidity of the amount invested and who can afford a risk of loss of all or a substantial part of such investment. Although we believe that responsible returns can be achieved by investing in the Project, there can be no assurance that such returns will be realized or that an investor will receive a return of any of its capital contributions. In addition, potential investors should be aware that there will be occasions when the Project, its partners and its affiliates may encounter potential conflicts of interest. You must carefully review the Projects Operating Agreement before purchasing the Securities. Accordingly, the following considerations should be carefully evaluated before making an investment in the Partnership.

No Guarantee of Investment Returns
No guarantee or representation is made that Projects's business operations will be successful, or that its business objectives will be achieved. The Project may not achieve the profitability the Project desires, and therefore may be unable to distribute any return to its investors. A purchaser

should therefore only invest in the Project if the purchaser can withstand a total loss of its investment. Past investment performance is not a guarantee of future results of the Project or any operation of the Project.

Business Objective of supporting the health and wellness of our community, and planet.
Because the Project's objective is to support our communities health and wellness in a conscious manner, the Directors may have an incentive to conduct operations in ways differently than if the maximization of profits was its only guiding principle.

Limited Prior History
The Project began its operation on January 1, 2022. The Project has limited operating history. In addition, the Project has no historical results by which its performance may be measured.

General Risks Associated with Business Ventures
Any return on investment to the investors will depend upon the success of the business ventures of the Project and the business acumen of its General Partner (referred to hereafter as "Directors". "Managers", or "Managing Directors"). Generally, there will be little or no publicly available information regarding the status and prospects of such business ventures. Many decisions by the Managers regarding the business ventures of the Project will be dependent upon the ability of its Managers and agents to obtain relevant information from non-public sources. The success of each such business venture will depend upon many factors beyond the Projects control.

Unspecified Revenue Streams
The success of the Project will depend on the ability of the Managers to identify and implement viable business opportunities for the property. While the Managers intend generally to follow the vision described in the business plan, the Managers may pursue a wide variety of strategies and may modify or depart from the business plan if it identifies ventures that it believes are sufficiently attractive on a risk/reward basis, and that support our ethos and mission.

Pandemic Risks
We believe that this Project is a viable response to the worldwide pandemic and we are excited about the opportunity to   provide a safer, fresh-air, gathering-space for our community. However, we are still exposed to the financial risks of pandemic related lock-downs and recession. Though it is our goal to operate within our means in a sustainable nature that can endure periodic recessions, the Project is not insulated for the broader trends of the entertainment and commerce industries it interfaces with.

While the Project has attempted to forecast construction timelines accounting for pandemic related delays. It is impossible to predict the impact of further government restrains and pandemic related scarcity. As such the projected returns may take longer to materialize than our models project.

Weather Risks
Operating an outdoor venue inherits the risks of inclement weather depressing our attendance. Though we will make accommodations for human comforts, including geothermal-walkways; huge heated market pavilions to protect both guests and vendors from the elements; and enclosed

pavilions and retail spaces on the property, a certain amount of seasonal fluctuations in attendance and revenue should be anticipated.

Passive Investment in the Partnership
Investors will not engage in the active management and affairs of the Project. The investor must rely on the ability of the Managers to identify, structure, and make appropriate business decisions to generate a return for the Project.

Revenue Time Line
Due to design and construction lead times, the project will be conducted in phases, with priority given to the highest ROI infrastructure first. We expect each phase of the project to be cash flow positive and to be net positive within a year of its completion.

Leverage
Early-stage ventures may be highly leveraged. The leveraged capital structure of such ventures will increase the exposure of these companies to adverse economic factors such as rising interest rates, high unemployment rates, difficulty accessing capital or credit, or deterioration in the condition of the operating Project or its industry. Our business model for the Project envisions additional investors and/or institutional financing may be needed in order to complete the infrastructure and bring the Project to fruition.

Highly Competitive Market for Investment Opportunities
The entertainment and retail industries are intensely competitive and involves a high degree of uncertainty. The Project and its Managers will be competing with other established companies with substantial resources and experience. The number of appropriate opportunities for the Project may be limited, and intense competition may result in the inability of the Project to meet its business objectives, or even the inability of the Project to achieve a profit as projected.

Dilution to Existing Investors as a Result of Future Rounds of Financing
Investors may have their economic interest in the Project diluted as a result of future rounds of financing. Any such dilution may have a negative impact on any returns received by those investors depending on the terms of any future rounds of financing. The terms of any future round of financing will be at the discretion of the Managers.

Reliance on the Managers
The success of the Project is substantially dependent on the Managers. Should any of these individuals become incapacitated or in some other way cease to participate in the Project, its performance could be adversely affected.

Uncertainty of Financial Projections
The Managers will generally make business decisions on the basis of financial projections. Projected operating results will normally be based primarily on management judgments. In all cases, projections are only estimates of future results that are based upon assumptions made at the time that the projections are developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections.

Ecosystem Development

The Managers anticipate engaging in activities that they believe will promote the growth and development of the markets in which the Project will operate. While the Managers believe that such activities will ultimately be beneficial to the Projects business plan, there can be no assurance that such activities will increase returns, if any, to the investors.

Reserves

As is customary, the Managers expect to establish reserves, at the Managers' discretion, for additional capitalization, operating expenses, liabilities, and other matters. Such reserves will reduce amounts that would otherwise be distributed to the Investors or used to establish the Project infrastructure. Furthermore, accurately estimating the appropriate amount of such reserves is difficult. If the Managers are unable to properly keep the appropriate amount of reserves, the Partnership's returns to the investors would be adversely affected. For example, if reserves are insufficient, the Partnership may be unable to additionally capitalize a project or technology, possibly causing adverse consequences to the venture's performance, and negatively impacting its ability to make a return to the Project. By contrast, if reserves are excessive, the returns to the Investors will have been delayed while the Partnership holds unnecessary amounts of capital in potentially low-yield accounts.

Green Focus

Since the Project will be focused on green and healthy living, certain aspects of the Project may be conducted in ways that are not geared towards maximizing profits, but instead prioritizing ecological impact, or other exemplary activities demonstrating sustainability practices.

Difficulty Valuing Project's Assets

Although the Managers will endeavor to value the Project's assets appropriately, the valuation of ongoing business operations are difficult to conduct with complete certainty.

Legislative and Regulatory Risk

Legislative and regulatory initiatives may affect the Project's business objectives. New or proposed laws and regulations may result in significant and costly burdens being placed on the Project or its operations and may impede their ability to achieve their stated goals and fulfill their business plans and objectives.

Indemnification

The Managers and its respective members, managers, officers, directors, employees, advisors, agents, affiliates and personnel, will be entitled to indemnification from the Project, except in certain circumstances. The assets of the Project will be available to satisfy these indemnification obligations.

General Economic and Other Conditions

The business of the Project and its operations may be adversely affected from time to time by such matters as changes in general economic, industrial, regulatory, political and international conditions; changes in taxes, prices, and cost; and other factors of a general nature that are beyond the control of the Partnership.

Managers Will Not Represent Any Particular Investor Class
In selecting and structuring ventures appropriate for the Partnership, and otherwise while acting in its capacity as Managers of the Partnership, the Managers will consider the business and tax objectives of the Partnership as a whole, and not the business, tax or other objectives of any particular investor.

Lack of Separate Representation
Legal counsel may be retained for the Managers and the Project. To the extent any Law Group represents the Managers and/or the Project, they shall not be deemed to represent, or otherwise owe any obligations or duties to the investors. Prospective investors must consult with their own counsel with regard to those matters.

Special Note Regarding Forward-Looking Statements
This Memorandum may contain forward-looking statements relating to future events or the future performance of the Project or its operating companies. In some cases, you can identify forward-looking statements by terminology such as may, will, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, prospective investors should specifically consider various factors, including the risks outlined in this Risk Factors section of the Memorandum. These risk factors may cause actual events or results to differ materially from any forward-looking statement. Although the Managers believe that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance or achievements cannot be guaranteed. Moreover, neither the Partnership, the Managers, nor any of their affiliates assume responsibility for the accuracy and completeness of the forward-looking statements. The Partnership, the Managers, and their affiliates are under no duty to update any of the forward-looking statements after the date of this Memorandum to conform such statements to actual results or to changes in expectations.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now, nor do we anticipate a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Partnership. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Partnership.
No governmental agency has reviewed or passed upon this Offering, the Partnership or any Securities of the Partnership. The Partnership also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Partnership, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Partnership has the right to extend the Offering deadline.
The Partnership may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Partnership attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Project receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Project receives the Minimum Amount, at which time it will be released to the Partnership to be used as set forth herein. Upon or shortly after release of such funds to the Project, the Securities will be issued and recorded in the Project's books.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Partnership conducts subsequent Offerings or issuances of Securities in the Project, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Projects outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Project's assets at the time of issuance.

The Securities will be equity interests in the Project and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Project with respect to assets available to satisfy claims on the Partnership, including in a liquidation of the Partnership. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Managers and depend on, among other matters, the Project's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Managers deem relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Partnership may incur in the future. Accordingly, the Partnership may incur

substantial amounts of additional debt and other obligations that will rank senior to the Securities.

Investors Will Not Participate in Management
In accordance with the Partnership's Limited Partnership Agreement, the Managers have full responsibility for managing the Partnership. The investors will not be entitled to participate in the management or operation of the Partnership or in the conduct of its business. The investors will not vote their Securities in the election of the Partnership's Managers or for any other reason.

There can be no Assurance that we will ever Provide Liquidity to Investors through a Sale of the Project
There can be no assurance that any form of merger, combination, or sale of the Partnership will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the Securities for resale by investors for legal, commercial, regulatory, market-related or other reasons.

Income Tax Risks
Each prospective investor is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective investors, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Project. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service
Information tax returns filed by the Project are subject to audit by the Internal Revenue Service. An audit of the Partnership's tax return may lead to adjustments to such return which would require an adjustment to each investor's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the investors from the amounts reported on the Partnership's tax return. In addition, any such audit may lead to an audit of an investor's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Partnership cannot predict whether it will successfully effectuate the current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN

THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Farm Fresh MI, LLC will primarily operate on the business model of a landlord. We will construct and furnish beautiful facilities, and then rent them to independent local business's who resonate with the ethos of our market. The managers may depart from the landlord tenant model and choose to operate any or all of the aspects of this project "in house" in order to achieve highest levels of service & user experience, to adhere to our ethos, of for profitability.   For example, the event space / wedding venue will likely be operated by the Project, and not subleased. Cabin rentals on the property would likely also be handled in-house.

Business Plan
Farm Fresh Market offers diverse and robust revenue streams & business opportunities as we draw influence from a variety of comparable business models, Inlcuding:
- **Agriculture Business Tourism**:
  - One of our favorite comps are the flourishing apple orchards & cider mill's of Michigan (Blake's, Plymouth Orchards, Big Red's, etc).
  - Another great comp would be the wineries, breweries, and fudge shops… hallmark's of the pureMichigan vernacular.
  - The Joshua Tree Skin Care will lease space in the vertically integrated agriculture production facility . . . on display like a brewery… which will offer a cornerstone of the markets ethos and lifestyle.
- **Farm-to-Table Consumerism**: This gorgeous outdoor market will be a brilliant beacon for the re-localization movement for food, produce, crafts, & more. In this space, the Market will act as a landlord, leasing market pavilions to vendors.
- **Retail Market**: The front portion of the main pavilion will operate as a year round daily operation retail market offering the services and products of our vendors and partners.
- **Entertainment Industry**: Music festivals provide the inspiration for the layout, amenities, and function of the market and music venue. As such Ticketed shows for headline artists will have a robust consumer base within our travel radius. Consider Electric Forest, on the west side of Michigan, has an attendance in excess of 30,000 annually. We expect to draw attendees from the "Forest Family" . . .. . the alumni.
- **Wedding & Event Venue**: The enclosed event space rental will provide a substantial and consistent revenue stream year round for the project.
- **Health & Wellness**: The Indoor event space will also operate daily for a variety of yoga & movement classes built around a concept which couples instructors with live, music on state of the art sound systems to deliver a truly immersive movement experience.

- **Boutique Agriculture**: In the later phases of the development, we will install 5 acres of greenhouses & garden beds, to be leased to the members of our community, and market vendors. Farm to Table.
- **Glamping:** We anticipate offering Walk-in, Un-Plugged, Up-scale, Modern A-frame cabins for nightly rental in the wooded portions fo the property in the alter phases of the development.

By investing our limited capital from this raise, and from owner contributions, into the highest return on investment infrastructure on the property first, we will ensure the most efficient path to profitability and growth.

Balancing the cash flow on this project starts with the purchase of the property on a land contract with a balloon in 5 years. Initial conservative projections suggest we would be able to pay it off in as little as 3 years, and could be generating nearly $1.9M net income annually to be allocated pro-rata to our LLC membership interest holders. These projections include some conservative estimates for revenue assumptions, such as "operation of the market 1 day per weekend". As the momentum of this market develops, and the housing developments surrounding it are completed, we anticipate that we could operate additional days of the week, and in additional capacities, generating additional revenue.

The Project's Products and Services

Assett	Units	Description (see appendix for renderings)	Operator	Estimated Cost	Estimated Revenue
Market Pavilion	48	Modern wood beam market pavilions (12'x12')	Street Food, Produce, & Craft Vendors	$571,200	$250,000
The Stage	1	A state of the art out door stage and amphitheater for hosting local and touring musicians and events.	Events by Farm Fresh	$325,000	$560,000
Enclosed Event Pavilion 4,000 sq ft	1	A gorgeous enclosed pavilion with built in modern amenities, tailored to rental for: daily yoga, weddings, & events, workshops, meetings, etc.	Events by Farm Fresh	$136,000	1,040,000
Un-Plugged A-Frame's	24	Modern A-Frame cabins, off grid & in the woods. For optimal connection to nature.	Glamping by Farm fresh	$1,440,000	$1,248,000
Main Enclosed Pavilion 10,000 sq ft	1/2	The rear portion of the main pavilion will be leased to Joshua Tree Skin Care for their organic production facility	Lease to JTree	$170,000	$36,000
Enclosed Retail Shop	1/2	The Front portion of the Main enclosed pavilion will operate as a year round, every day market, featuring the goods of our weekend vendors.	Shop @ Farm Fresh ... or lease to an established local market (ie: Simply Fresh Market)	$170,000	$36,000

Assett	Units	Description (see appendix for renderings)	Operator	Estimated Cost	Estimated Revenue
Gardens & Greenhouses	69	5 acres of greenhouses and garden plots will operated & leased as as a community garden. We anticipate growing specialty ingredients for JTree production, and for sale in the market, or as ingredients for the street food vendors.	Independent Growers	$517,500	$248,400

Competition

This area is ripe for all of the services we intend to offer. There is little to no competition for these services in the area, and we are on the front edge of the urbanization bubble of metro Detroit.

- The closest farmers markets are in Ann Arbor (terrible parking) and in downtown Brighton (an unimpressive dirt lot by the rail road tracks) with little infrastructure.
- There are no outdoor music venues in our area.
- The nearest modern street food / food truck park / cafeteria model eatery is the Detroit Shipping Container Company.
- Our nearest competition for a wedding venue is Zingermans Farms nearly 40 minutes away, and they report a substantial back log for bookings.

Litigation

There are no existing legal suits pending, or to the Partnership's knowledge, threatened, against the Partnership.

Other

The Projects principal address: 10489 E Grand River, Suite F, Brighton, MI 48116

This community hub model is a scalable and reproducible business model. Our first project is Located here in Brighton Michigan, and it may be duplicated this model in other areas, yet to be determined.

Because this Form C focuses primarily on information concerning the Project rather than the industries in which the Project operates, potential Purchasers may wish to conduct their own separate investigation of the Projects industry to obtain greater insight in assessing the prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised. For more details, see our cash flow analysis in Appendix A. The minimum raise is the barebones to acquire the property, and establish income positions on the initial assets. As we are able to raise beyond the minimum, it will enable us to accelerate the time-line of the build-out of assets on the property. Each asset will be one puzzle-piece closer to completing our vision for the property; and one step closer to the complete and diverse offerings & revenue streams that will provide for the success of this venture!

The management team has agreed not to take any compensation from the project as managers until the project is operating profitably, though they may receive compensation along side the other laborers, landscapers, and workers.

Use of Proceeds	Amount if Minimum Raise	% of Minimum Raise	Amount if Maximum Raise	% of Maximum Raise
Total	$500,000	100%	$1,070,000	100%
Intermediary Fees	$25,000	5%	$53,500	5%
Service to Land Contract	$350,000	70%	$353,100	33%
Landscaping	$10,000	2%	$42,800	4%
Construction of Assets	$40,000	8%	$428,000	40%
Labor	$20,000	4%	$74,900	7%
Equipment (fixed assets)	$0	0%	$53,500	5%
Equipment Rental	$10,000	2%	$0	0%
Management	$0	0%	$0	0%
Marketting	$0	0%	$10,700	1%
Operational Reserves	$45,000	9%	$53,500	5%

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.
The Project does have discretion to alter the use of proceeds as set forth above. The Project may alter the use of proceeds if the Managers, as restricted by the Operating Agreement decide it is in the best interest of the Project to do so. Management anticipates additional investors in the Project in order to take advantage of attractive opportunities or to accelerate our construction timeline.

DIRECTORS, OFFICERS AND EMPLOYEES

DIRECTORS
The Managers of the Project are listed below along primary roles in the project and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Christopher Lynn - President

Christopher is an artist of architectural design as well as an influencer in human powered outdoor recreation. Chris has a passion for guiding his fellow humans toward healthier and more conscious lives, as well and strong ethics toward localization and community development. We are excited that Chris is leading this project and its implementation. His motivations and work ethic are strong from from growing up on a working-farm; as his creativity draws influence from his career at design firms in Downtown Detroit. Chris will be instrumental in creating the modern natural aesthetic of the property (as seen his renderings, Appendix B) to life.

Education
Lawrence Technological University
- Master of Architecture & Design; G.P.A: 3.76 w/Distinction. (2015)
- Bachelor of Science in Architecture & Design: G.P.A: 3.83 summa cum laude (2012)

Oakland Community College - Associates Degree in Architectural Science, 2008

Related Experience
GH+A Design Studio, Detroit, MI - Senior Designer, Pre-Lease Manager, Project Coordinator, & Visualizer for retail & commercial developments. (2015 - Present)

George P. Johnson Engineering, Auburn Hills, MI - AutoCAD Designer. (2014 - 2015)

JPRA Architects, Farmington Hills, MI - Designer, Draftsman II, Renderer (2012 - 2014)

Studio[Ci], Southfield, MI - Urban Design / Landscape Design / City Planning Researcher / Visual Communications, Project Manager. (2011 - 2013)

Pet Supply Plus - Draftsman I - (2011 – 2012)

MDTS Cell Tower Service - Tower Technician (2010)

Quality Pine Construction, White Lake, MI - Light-Frame Construction Laborer (2003 - 2005)

David Lawrence - Advisor
The visionary behind this project, is the President of JTreeLife… a lifestyle brand centered around a line of organic functional skin care products, Joshua Tree Skin Care. JTreeLife also encompasses a Mtn Bike Team in SE Michigan with nearly 100 members, and an event music production arm of the company, which follows David's passion by bringing festival level sound to the myriad of outdoor events that JTree has been involved with throughout the years.

While traveling the country marketing sunscreen at outdoor events, David gained extensive experience as a vendor, sponsor, & producer of these outdoor events. "Farm Fresh Market will bring together the very best of the experiences we have had with music & yoga festivals over the years to our community".

Education
University Of Michigan - Bachelors of Materials Science Engineering. (2001)
University of Michigan - Masters in Bio Materials. (incomplete)

Profesional Experience
Nanocerox, Ann Arbor, MI - Lab Director, Reactor & Process Design, research on nano-ceramics for biomaterials, currency security, optical ceramics, and transparent armor. (2000-2008)

AMI - Adaptive Materials, Ann Arbor, MI - Facilities director, Equipment design and build, and researcher on co-extruded ceramic fuel cell membranes for portable clean power applications. (2002-2003)

Plymouth Orchards & Cider Mill - Seasonal - deploy my skills as needed with operations of the orchard, cider mill, donut kitchen, and retail operations each fall.

Employees
Employees will be hired as needed once the Project is underway

CAPITALIZATION AND OWNERSHIP

Capitalization
The Partnership has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	500
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The addition of Common Units through subsequent raises will dilute the per share distributions for the Common Units being offered.
Percentage ownership of the Project by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	50%

The Partnership has no debts outstanding.

Valuation
Based on the Offering price of the Securities, the Pre-Offering value ascribed to the Project is $2,140,000. The Project has not conducted any third-party valuation or appraisal.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Partnership prior to investing.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Owned Prior to Offering
Christopher Lynn Davis	100%

Following the Offering, the Purchasers will own 25% of the Company if the minimum amount is raised and 50% if the maximum amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our management team has identified opportunities to responsibly make a profit by Developing & Operating this real-estate. The Project stands ready, as long as the minimum $500,000 is raised in the community, to make up the difference or locate additional investors necessary to finance these projects.

Liquidity and Capital Resources

The Offering proceeds are essential to our Projects plans. We intend to use the proceeds for the development of revenue generating assets on the property, as well as land contract payments, which are indispensable elements of our business strategy. The Offering will cover our negative cash position's during the first year as we invest in building the assets on the property, essential for our revenue.

Capital Expenditures and Other Obligations

The Project does not intend to make any material capital expenditures outside the listed Projects in the future.

Material Changes and Other Information

Not applicable.

Trends and Uncertainties

After reviewing the above discussion of the steps the Project intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Partnership of any delays in taking these steps and whether the Partnership will need additional financing to accomplish them.

The financial statements of the Partnership are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Partnership is offering up to 1,070 Units for up to $1,070,000 US dollars. The Partnership is attempting to raise a minimum amount of $500,000 in this Offering (the "Minimum Amount"). The Partnership must receive commitments from investors in an amount totaling the Minimum Amount by April 13th, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Partnership has the right to extend the Offering Deadline at its discretion. The Partnership will accept investments in excess of the Minimum Amount up to $1,070,000 (the "Maximum Amount") and the additional Securities will be allocated on at the Partnership's discretion.

The price of the Securities does not necessarily bear any relationship to the projects asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Stock Subscription Agreement. Purchaser funds will be held in escrow with NCPS until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Partnership will notify Purchasers when the Minimum Amount has been reached. If the Partnership reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Partnership will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Partnership upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Partnership upon a subsequent closing and the Purchaser will receive Securities via in exchange for his or her investment as soon as practicable thereafter.

Stock Subscription Agreements are not binding until accepted by the Project, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the

Project rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $1,000.00

The Offering is being made through Infrashares, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5% of the amount raised in cash

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities, which will be tracked in a spreadsheet and updated as needed to reflect any changes in the shares offered, as well as the ownership interest of the shares.

The Securities

We request that you please review our organizational documents in the exhibits at the end of this document in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), we will have 50,000 Units outstanding.

Investment Process

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with NCPS until the Minimum Amount of investments is reached (the Closing). Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Intermediary will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Intermediary will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment 48 hours before the Offering Deadline or the Closing, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Distributions

After paying expenses and establishing appropriate reserves, the Partnership may make distribution of profits to the holders of the Securities. Distributions are calculated and apportioned pro-rata. Distributions are required to be made at the sole discretion of the Managers as limited by the Limited Partnership Agreement. The Partnership will not be required to make special minimum tax distributions to holders of Securities, in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Capital Contributions

The holders of Securities are not required to make additional capital contributions following the Offering to the Partnership.

Transfer

Holders of Securities will be able to transfer their Securities with the approval of the Company, within limitations per this Form C, and subject to state and federal securities laws.

Withdrawal

The Partnership is not required to make payments to a holder of Securities upon such holder's withdrawal from the Partnership.

Voting and Control

The offered Securities are for LLC membership interests and carry no voting rights.

The Partnership does not have any voting agreements in place.

The Partnership does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other

The Company has not conducted any transactions with related persons.

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

PRIOR EXEMPT OFFERINGS
None.

Other Material Terms
The project may offer to re-purchase securities at anytime, at a rate to be determined by the managers that would repay initial investment amounts, plus appropriate increases in share value per the valuation of Farm Fresh market, LLC..

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Christopher Lynn Davis

(Signature)

Christopher Lynn Davis

(Name)

President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Christopher Lynn Davis

(Signature)

Christopher Lynn Davis

(Name)

President

(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements with CPA Review Letter
Exhibit B Offering Page Presentation
Exhibit C Operating Agreement
Exhibit D Incorporation Documents
Exhibit F Subscription Agreement



Farm Fresh MI, LLC

Reviewed Financial Statements

January 31, 2022

Prepared by Taylor & Morgan, P.C.

2302 Stonebridge Drive, Building D | Flint, MI 48532 | 810.230.8200

3150 Livernois Road, Suite 175 | Troy, MI 48083 | 248.688.9399

1213 W. Morehead St.| Charlotte, NC 28208 | 704.926.7570

www.tmcpa.com

Table of Contents   **Page #**

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Farm Fresh MI, LLC
Brighton, Michigan

We have reviewed the accompanying financial statements of Farm Fresh MI, LLC (a Michigan Limited Liability Company), which comprise the balance sheet as of January 31, 2022, and the related statements of income and member's equity and cash flows for the period from inception (January 1, 2022) to January 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Farm Fresh MI, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Taylor & Morgan, P.C.
Taylor & Morgan, P.C.
Certified Public Accountants
Flint, Michigan

February 9, 2022

FLINT, MI OFFICE
G-2302 STONEBRIDGE DRIVE, BUILDING D,
FLINT, MICHIGAN 48532
OFFICE # (810) 230-8200 FAX # (810) 230-8203

TROY, MI OFFICE
3150 LIVERNOIS ROAD, SUITE 175
TROY, MICHIGAN 48083
OFFICE # (248) 688-9399 FAX # (248) 688-9397

CHARLOTTE, NC OFFICE
1213 W. MOREHEAD ST.
CHARLOTTE, NORTH CAROLINA 28208
OFFICE # (704) 887-5229 FAX # (810) 230-8203

GRAND BLANC, MI OFFICE
9400 SOUTH SAGINAW STREET, SUITE B
GRAND BLANC, MICHIGAN 48439
OFFICE # (810) 771-4178 FAX # (810) 771-4178

Taylor & Morgan, C.P.A, P.C.
1

FINANCIAL STATEMENTS

FARM FRESH MI, LLC
BALANCE SHEET
JANUARY 31, 2022

ASSETS

Other Assets	
Deposit on Land Contract	$ 10,000
Total Assets	$ 10,000

LIABILITIES AND MEMBER'S EQUITY

Member's Equity	$ 10,000
Total Liabilities and Member's Equity	$ 10,000

See accompanying notes and
independent accountants' review report

FARM FRESH MI, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE PERIOD JANUARY 1, 2022 TO JANUARY 31, 2022

	Total Member's Equity
Balance at January 1, 2022	$ -
Add: Owner Contributions	10,000
Balance at January 31, 2022	$ 10,000

See accompanying notes and
independent accountants' review report

FARM FRESH MI, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2022 TO JANUARY 31, 2022

Cash flows from investing activities	
Deposit on Land Contract	$ (10,000)
Net cash used in investing activities	(10,000)
Cash flows from financing activities	
Owner Contributions	10,000
Net cash used in financing activities	10,000
Net decrease in cash and cash equivalents	-
Cash and cash equivalents, at beginning of period	-
Cash and cash equivalents, at end of period	$ -
Cash paid for interest	$ -

See accompanying notes and
independent accountants' review report

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Accounting Policies, Business Description

This summary of significant accounting policies of Farm Fresh MI, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Dates of Management's Review

Management has evaluated subsequent events through February 11, 2022, the date which the financial statements were available to be issued.

Nature of Operations

The Company is engaged in the development of a farmers' market in Livingston County, Michigan and its main office is located in Brighton, Michigan. The Company is in the process of securing land for development and has not yet commenced operations.

Method of Accounting

All assets, liabilities, income and expense are recoded using the accrual method of accounting. Revenues are recognized as earned, and expenses are recognized as incurred, regardless of when cash is received or expended.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates and assumptions.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. As a result, its income is not subject to federal or state income tax. Instead, its member is required to include the taxable income or loss in their respective individual income tax returns in accordance with provisions of the Internal Revenue Code.

Note 1 – Accounting Policies, Business Description (continued)

Uncertain Tax Positions

The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at January 31, 2022. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Advertising and Promotion

The Company expenses the production costs of advertising the first-time advertising takes place, except for direct response advertising, which is capitalized and amortized over its expected period of future benefits. Advertising and promotion expenses included in general and administrative expenses for the period ended January 31, 2022, totaled $-0-.

Revenue and Cost Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), which added a new ASC Topic 606 ("ASC 606"). ASC 606 revises and consolidates prior guidance, eliminates industry-specific revenue recognition guidance, and establishes a comprehensive principle-based approach for determining revenue recognition. The core principle of the guidance is that an entity must recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for providing those goods or services. ASC 606 sets forth a five-step revenue recognition model to be applied consistently to all contracts with customers, except those that are within the scope of other topics in the ASC: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The update also provides guidance regarding the recognition of costs related to obtaining and fulfilling customer contracts. This update also requires quantitative and qualitative disclosures sufficient to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including disclosures on significant judgments made when applying the guidance. The FASB subsequently amended ASC 606 on multiple occasions to, among other things, delay its effective date and clarify certain implementation guidance. Application of ASC 606 for the period ended January 31, 2022, did not result in a material impact that requires disclosure.

The Company has refined its accounting policies and related internal controls affected by ASC 606.

Note 2 – Subsequent Event

The financial statements and related disclosures include evaluation of events up through and including February 9, 2022, which is the date the financial statements were available to be issued.

Note 3 – Deposit on Land Contract

In January 2022, the Company placed a deposit on a land contract to purchase a parcel of land in Livingston County, Michigan. The deposit is non-refundable but will be credited to the down payment on the land contract upon execution of the contract.







COMMUNITY MUSIC VENUE ★ ORGANIC FARMERS MARKET

FARM FRESH

Community Focused

Farmers Market

Featuring local farmers & street food vendors,

as well as artists & craft vendors.

ORGANIC
$ 2 LB

ORGANIC
$ 2 LB



COMMUNITY MUSIC VENUE ★ ORGANIC FARMERS MARKET
FARM FRESH

Community Focused

Music Venue

Featuring local artists on the stage all day every weekend!



CUMMUNITY MUSIC VENUE ★ ORGANIC FARMERS MARKET

FARM FRESH

JTreeLife Campus

A venue for health & wellness, workshops, yoga, dancing, kids activities, special events, school concerts, & beyond ...



Operational Concept

Weekend Market
Open every Saturday and Sunday while the sun is shining!

Free Admission
Walk on over after a game at Legacy Athletic Center

Employee Owned
Cooperatively owned & operated by the people that bring it to life!



Come Together!

Fresh Air Gathering Spot & Music Venue

Safely Gathering in the outdoors is how communities heal and thrive. Our goal is to be a vibrant community hub which showcases local musicians, crafts, and foods ... year round.

Amphitheater at a winery.



FARM FRESH · CUMMUNITY MUSIC VENUE · ORGANIC FARMERS MARKET ·

Organic
Market









Health & Wellness Focused
Integrating organic food, movement, & music to
help our community live their best life!



Street Food







Health & Wellness Focused

Integrating organic food, movement, & music to help our community live their best life!



Yoga





Health & Wellness Focused
Integrating organic food, movement, & music to help our community live their best life!



Year Round

- Geothermal Walk Ways

- Radiant Heat Pavilions!

- Bonfires

- Hot Cocoa











FARM FRESH

Events

Our
community
is ripe for a
premium
wedding
venue.

Events & Music

The success of Joshua Tree has always hinged on our involvement with great events around the country…. And we do everything we can to help make sure the events turn out great!

Over the years, we have grown from a fledgling vendor at a mtn bike race to sponsoring music festivals, to producing multiple music and Yoga festivals and events through out the year, around the country. I have the pleasure of working with an incredible team of talented instructors, musicians, and event organizers, and our momentum in this space is growing nicely. It is ready for a home base.



Rocktoberfest: Red River Gorge, Kentucky
… the best rock climbing & music festival in the country!

COMMUNITY MUSIC VENUE ★ ORGANIC FARMERS MARKET

FARM FRESH

Our Beautiful Location

US-23 Development Corridor (55,000 cars / day)
Brighton (pop 110,000) 5 miles
Ann Arbor (pop 250,000) 11 miles
Novi (pop xxxxxxx) 15 Miles
Metro Detroit (pop xxxxxx) 20 Miles

Legacy Athletic Center
1m visitors per year. Huge weekend events.
Across the Street … connected by walk way.

Rail 2 Trail
The Lakeland Trail system will pass through market.


Fenton
Lansing
Fowlerville
Auburn Hills
Howell
Troy
Mason
Brighton
Novi
Leslie
Stockbridge
Pinckney
Livonia
Chelsea
Detroit
Canton
Blackman
Ann Arbor
Jackson
Grass Lake
Ypsilanti
Summit Township
Saline
Brooklyn
Tecumseh
Dundee
Monroe
Adrian
Madison Charter Twp
Hudson
Morenci
Sylvania
Fayette
Toledo



CUMMUNITY MUSIC VENUE ★ ORGANIC FARMERS MARKET
FARM FRESH

Directory

1 Amphitheater
2 Market Pavilions
3 Food Pavilions
4 JTree Facility
5 JTree Retail
6 Wedding / Event Space
7 Perma Cutlture Gardens
8 To Legacy Athletic Center
9 To Housing Development
10 Restroom Pavilion
11 Rail - 2 - Trail

Green Space

Green Space

Green Space

Green Space

The Lawn

Patio

Patio

utility vehicle path

NORTHEAST DETENTION BASIN
VOLUME = 39,084 CFT

<-- Brighton

US-23

Ann Arbor -->

INTERNAL PAVED PATH
ALONG WHITMORE LAKE RD

WHITMORE LAKE ROAD

8
9
10
11
1
2
3
4
5
6
7







David H. Lawrence

Engineer, Entrepreneur, Musician, Creator













PINCKNEY COMMUNITY SCHOOLS
Education. Innovation. Possibilities.

COLLEGE OF ENGINEERING
UNIVERSITY OF MICHIGAN

nanocerox

JOSHUA TREE SKIN CARE
ORGANIC SKINCARE FOR AN ACTIVE LIFESTYLE

CLEAR ZINC
JOSHUA TREE SKIN CARE
SUN SCREEN
CBD Recovery Salve
+ Arnica
+ Menthol
HAND SANITIZER
You Are Beautiful
CBD

Christopher Lynn

Architect



Derek Olsen

Finance



Pro Forma P & L (start-up)

Pro-Forma P&L	Units	Rate	Start	Q1-22	Q2-22	Q3-22	Q4-22	2023	2024	2025	2026	2027 Balloon	Beyond	Monthly
EXPENSES		Total	$10,000	$568,500	$750,890	$302,090	$397,390	$1,797,560	$2,517,560	$1,547,560	$1,547,560	$3,090,000	$1,300,000	$109,047
Land Contract ($2.1M @ 15%D, 8%APR, 5yB)	1	$1,995,000	10000	$350,000	$39,390	$39,390	$39,390	$157,560	$157,560	$157,560	$157,560	$1,700,000	$0	$13,130
Greenstone Loan (	84	7500			$22,500	$22,500	$22,500	$90,000	$90,000	$90,000	$90,000	$90,000		$7,500
Landscaping / Parking					$50,000	$25,000	$25,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$2,083
Digital LED Display on US-23	1	$50,000		$50,000										
Stage					$50,000				$250,000					$0
Market Pavilions (heated)	40	$5,000			$200,000									$0
Restroom Pavilion (rental)					$3,000	$3,000	$100,000							$8,333
Utilities / Insurance					$50,000	$1,200	$2,500	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$833
Marketting				$6,000	$6,000	$6,000	$3,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$833
Payroll	10	$75,000		$37,500	$75,000	$75,000	$75,000	$750,000	$750,000	$750,000	$750,000	$750,000	$750,000	$62,500
Artists for ticketed Friday shows	52	$10,000			$130,000	$130,000	$130,000	$520,000	$520,000	$520,000	$520,000	$520,000	$520,000	$10,833
A Frame Cabins	12	$60,000							$720,000					$1,000
JTree Facility Buildout	1	$250,000						$250,000						$1,000
Indoor event space (wedding venue)	1	$250,000		125,000	125,000									$1,000
INCOME Operational days / year:	52	Total		$0	$702,000	$702,000	$702,000	$2,880,800	$3,468,000	$3,468,000	$3,468,000	$3,468,000	$3,468,000	$58,500
Vendor Pavilions	40	$100			$52,000	$52,000	$52,000	$280,800	$208,000	$208,000	$208,000	$208,000	$208,000	$4,333
Parking	250	$20			$65,000	$65,000	$65,000	$260,000	$260,000	$260,000	$260,000	$260,000	$260,000	$5,417
Donations	250	$20			$65,000	$65,000	$65,000	$260,000	$260,000	$260,000	$260,000	$260,000	$260,000	$5,417
Ticketed Friday Shows	500	$40			$260,000	$260,000	$260,000	$1,040,000	$1,040,000	$1,040,000	$1,040,000	$1,040,000	$1,040,000	$21,667
JTree Facility Lease	12	$3,000							$36,000	$36,000	$36,000	$36,000	$36,000	$3,000
Glamping (weekend rate)	12	$1,000							$624,000	$624,000	$624,000	$624,000	$624,000	$52,000
Private Events (2 weddings / week)	2	$10,000		$260,000	$260,000	$260,000	$260,000	$1,040,000	$1,040,000	$1,040,000	$1,040,000	$1,040,000	$1,040,000	$10,000
GROSS INCOME				-$568,500	-$48,890	$399,910	$304,610	$1,083,240	$950,440	$1,920,440	$1,920,440	$378,000	$2,168,000	
CASH POSITION			$500,000	-$68,500	-$117,390	$282,520	$587,130	$1,670,370	$2,620,810	$4,541,250	$6,461,690	$6,839,690	$9,007,690	

Exhibit C - LLC Operating Agreement

Limited Liability Company Agreement of Farm Fresh,MI, LLC
A Single Member Limited Liability Company

THIS OPERATING AGREEMENT (this "Agreement") of Farm Fresh,MI, LLC**,** (the "Company"), is executed and agreed to, for good and valuable consideration, by the undersigned members (the "Member").

I. Formation

A. <u>State of Formation.</u> This is a Limited Liability Company Operating Agreement (the "Agreement") for Farm Fresh,MI, LLC, a Member-managed Michigan single member limited liability company (the "Company") formed under and pursuant to Michigan law.

B. <u>Operating Agreement Controls.</u> To the extent that the rights or obligations of the Members or the Company under provisions of this Operating Agreement differ from what they would be under Michigan law absent such a provision, this Agreement, to the extent permitted under Michigan law, shall control.

C. <u>Primary Business Address.</u> The location of the primary place of business of the Company is:
10489 E Grand River, F, Brighton, Michigan 48116, or such other location as shall be selected from time to time by the Member.

D. <u>Registered Agent and Office.</u> The Company's initial agent (the "Agent") for service of process is Christopher Davis. The Agent's registered office is 10489 E Grand River, F, Brighton, Michigan 48116. The Company may change its registered office, its registered agent, or both, upon filing a statement with the Michigan Secretary of State.

E. <u>No State Law Partnership</u>. No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than state tax purposes.

II. Purpose & Powers

A. <u>Purpose</u>. The Company is created for the following business purpose: Operate a framers market & music venue

B. <u>Powers</u>. The Company shall have all of the powers of a limited liability company set forth under Michigan law.

C. <u>Duration</u>. The Company's term shall commence upon the filing of an Articles of Organization and all other such necessary materials with the state of Michigan. The Company will operate until terminated as outlined in this Agreement unless:

The Member votes to dissolve the Company;

No Member of the Company exists, unless the business of the

Company is continued in a manner permitted by Michigan law.

It becomes unlawful for either the Member or the Company to continue in business;

A judicial decree is entered that dissolves the Company; or

Any other event results in the dissolution of the Company under federal or Michigan law.

III. Member.

A. <u>The Member.</u> The sole member of Farm Fresh,MI, LLC at the time of adoption of this Agreement is Christopher Davis (the "Member").

B. <u>Initial Contribution.</u> The Member shall make an Initial Contribution to the Company. The Initial Contributions shall be as described in Attachment A, Initial Contributions of the Member.
No Member shall be entitled to interest on their Initial Contribution.

Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their Initial Contribution.

C. <u>Limited Liability of the Member</u>. Except as otherwise provided for in this Agreement or otherwise required by Michigan law, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective Initial Contribution. The Member shall look solely to the Company property for the return of their Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, no Member shall have any recourse against any other Member, if any other Member exists, except as is expressly provided for by this Agreement.

D. <u>Creation or Substitution of New Members.</u> Any Member may assign in whole or in part its Membership Interest only with the prior written consent of all Members.

Entire transfer. If a Member transfers all of its Membership Interest, the transferee shall be admitted to the Company as a substitute Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately upon the transfer, and, simultaneously, the transferor Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement.

Partial transfer. If a Member transfers only a portion of its Membership Interest, the transferee shall be admitted to the Company as an additional Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement.

Whether a substitute Member or an additional Member, absent the written consent of all existing Members of the Company, the transferee shall be a limited Member and possess only the percentage of the monetary rights of the transferor Member that was transferred without any voting power as a Member in the Company.

E. <u>Member Voting.</u>
Company's Members shall each have voting power equal to its share of Membership Interest in the Company.

F. <u>Member's Duties.</u> The Member shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises. The Members also shall cause the Company to:

1. Maintain its own books, records, accounts, financial statements, stationery, invoices, checks and other limited liability company documents and bank accounts separate from any other person;

2. At all times hold itself out as being a legal entity separate from the Member and any other person and conduct its business in its own name;

3. File its own tax returns, if any, as may be required under applicable law, and pay any taxes required to be paid under applicable law;

4. Not commingle its assets with assets of the Member or any other person, and separately identify, maintain and segregate all Company assets;

5. Pay its own liabilities only out of its own funds, except with respect to organizational expenses;

6. Maintain an arm's length relationship with the Member, and, with respect to all business transactions entered into by the Company with the Member, require that the terms and conditions of such transactions (including the terms relating to the amounts paid thereunder) are the same as would be generally available in comparable business transactions if such transactions were with a person that was not a Member;

7. Pay the salaries of its own employees, if any, out of its own funds and maintain a sufficient number of employees in light of its contemplated business operations;

8. Allocate fairly and reasonably any overhead for shared office space;

9. Not pledge its assets for the benefit of any other person or make any loans or advances to any person;

10. Correct any known misunderstanding regarding its separate identity;

11. Maintain adequate capital in light of its contemplated business purposes;

12. Cause the Member to meet or act pursuant to written consent and keep minutes of such meetings and actions and observe all other Michigan limited liability company formalities;

13. Make any permitted investments directly or through brokers engaged and paid by the Company or its agents;

14. Not require any obligations or securities of the Member; and

15. Observe all other limited liability formalities.

Failure of the Member to comply with any of the foregoing covenants shall not affect the status of the Company as a separate legal entity or the limited liability of the Member.

G. Fiduciary Duties of the Members

Loyalty and Care. Except to the extent otherwise provided herein, the Member shall have a fiduciary duty of loyalty and care similar to that of members of limited liability companies organized under the laws of Michigan.

Competition with the Company. The Member shall refrain from dealing with the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company. The Member shall refrain from competing with the Company in the conduct of the Company's business.

Duties Only to the Company. The Member's fiduciary duties of loyalty and care are to the Company and not to any future Members or Officers. The Member shall owe fiduciary duties of disclosure, good faith and fair dealing to the Company, but shall owe no such duties to Officers and to the other Members. A Member who so performs their duties shall not have any liability by reason of being or having been a Member.

Reliance on Reports. In discharging the Member's duties, the Member is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

i. One or more other Members, in the event that the Company has multiple Members, Officers, or employees of the Company whom the Member reasonably believes to be reliable and competent in the matters presented.

ii. Legal counsel, public accountants, or other persons as to matters the Member reasonably believes are within the persons' professional or expert competence.

iii. In the event that the Company has multiple Members, a committee of Members of which the affected Member is not a participant, if the Member reasonably believes the committee merits confidence.

IV. Accounting & Distributions

A. <u>Fiscal Year.</u> The Company's fiscal year shall end on the last day of December.

B. <u>Distributions</u>. Distributions shall be issued, as directed by the Company's Treasurer or Assistant Treasurer, on an annual basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. Each Member shall receive a percentage of the overall distribution that matches that Member's percentage of Membership Interest in the Company.

V. Tax Treatment Election

A. <u>Tax Designation.</u> The Company has or will file with the Internal Revenue Service for treatment as a S-Corporation.

VI. Officers

<u>A. Appointment and Titles of Officers.</u> The Officers of the Company shall be appointed by the Member and may consist of a Chairman, a Secretary and a Treasurer. The Member may
also choose one or more President, Vice-President, Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person, as permitted by Michigan law. The Member may appoint such other Officers and agents as the Member shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Member. The officers and agents of the Company shall hold office until their successors are chosen and qualified. Any Officer appointed by the Member may be removed at any time, with or without cause, by the

Member, or if there are multiple Members, an affirmative vote of a majority of the Members. Any vacancy occurring in any office of the Company shall be filled by the Member. Unless the Member decides otherwise, if the title of an Officer is one commonly used for officers of a limited liability company formed under Michigan law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

1. *Chairman.* The Chairman shall be the chief executive officer of the Company, shall be responsible for the general and active management of the business of the Company and shall see that all orders and resolutions of the Members are carried into effect. The Chairman shall execute all contracts on behalf of the Company, except:

    i.   where required or permitted by law or this Agreement to be otherwise signed and executed;

    ii. where signing and execution thereof shall be expressly delegated by the Member to some other Officer or agent of the Company.

2. *President.* In the absence of the Chairman or in the event of the Chairman's inability to act, the President shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. The President shall perform such other duties and have such other powers as the Member may from time to time prescribe.

3. *Vice-Presidents.* In the absence of the Chairman and President or in the event of their inability to act, any Vice-Presidents in the order designated by the Member (or, in the absence of any designation, in the order of their appointment by the Member) shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. Vice-Presidents, if any, shall perform such other duties and have such other powers as the Member may from time to time prescribe.

4. *Secretary and Assistant Secretary.* The Secretary shall be responsible for filing legal documents and maintaining records for the Company. The Secretary shall attend and record all the proceedings of the meetings of the Company and of the Member in a book to be kept for that purpose. The Secretary shall perform such other duties as may be prescribed by the Member or the Chairman, under whose supervision the Secretary shall serve. The Secretary shall cause to be prepared such reports and/or

information as the Company is required to prepare by applicable law, other than financial reports. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Member (or if there be no such determination, then in order of their appointment by the Member), shall, in the absence of the Secretary or in the event of the Secretary's inability to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Member may from time to time prescribe.

5. *Treasurer and Assistant Treasurer*. The Treasurer shall have the custody of the Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company according to generally accepted accounting practices, using a fiscal year ending on the last day of the month of December. The Treasurer shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Member. The Treasurer shall distribute the Company's profits to the Member. The Treasurer shall disburse the funds of the Company as may be ordered by the Member and shall render to the Chairman and to the Member, at regular intervals or when the Member so requires, an account of all of the Treasurer's transactions and of the financial condition of the Company. As soon as practicable after the end of each fiscal year of the Company, the Treasurer shall prepare a statement of financial condition as of the last day of the Company's fiscal year, and a statement of income and expenses for the fiscal year then ended, together with supporting schedules. Each of said annual statements shall be prepared on an income tax basis and delivered to the Member forthwith upon its preparation. In addition, the Treasurer shall keep all financial records required to be kept pursuant to Michigan law. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Member (or if there be no such determination, then in the order of their appointment), shall, in the absence of the Treasurer or in the event of the Treasurer's inability to act, perform the duties and

exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Member may from time to time prescribe.

B. Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Member not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

> *Loyalty and Care.* Except to the extent otherwise provided herein, each Officer shall have a fiduciary duty of loyalty and care similar to that of officers of limited liability companies organized under the laws of Michigan.

VII. Dissolution.

its affairs shall be wound up only upon the provisions established in Section II (C) above.

Notwithstanding any other provision of this Agreement, the Bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

Each Member waives any right that it may have to agree in writing to dissolve the Company upon the Bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a Member of the Company.

B. Winding Up. Upon the occurrence of any event specified in Section II(C), the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Member, or in the event of multiple Members, one or more Members, selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

C. Distributions in Kind. Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

D. Termination. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for under this Agreement and (ii) the Company's registration with the state of Michigan shall have been canceled in the manner required by Michigan law.

E. Accounting. Within a reasonable time after complete liquidation, the Company Treasurer shall furnish the Members with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

F. Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of its Initial Contribution and shall have no recourse for its Initial Contribution and/or share of profits (upon dissolution or otherwise) against any other Member, if any other such Member exists.

G. Notice to Michigan Authorities. Upon the winding up of the Company, the Member with the highest percentage of Membership Interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with Michigan and any other appropriate state or federal authorities or agencies as may be required by law.

VIII. Exculpation & Indemnification

A. No Member, Officer, employee or agent of the Company and no employee, agent or affiliate of a Member (collectively, the "Covered Persons") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

B. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

C. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

D. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

E. The foregoing provisions of this Article VIII shall survive any termination of this Agreement.

IX. Insurance

The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article VIII or under applicable law.

A. Notices. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

B. Number of Days. In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

C. Execution of Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

D. Severability. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

E. Headings. The Article and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

F. Controlling Law. This Agreement shall be governed by and construed in all respects in accordance with the laws of the state of Michigan (without regard to conflicts of law principles thereof).

G. Application of Michigan Law. Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of Michigan law.

H. Amendment. This Agreement may be amended only by written consent of the Member. Upon obtaining the approval of any such amendment, supplement or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed and filed in accordance with Michigan law.

I. Entire Agreement. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.

IN WITNESS WHEREOF, the Member has executed and agreed to this Limited Liability Company Operating Agreement, which shall be effective as of January 05, 2022.

_____

Christopher Davis, President

01/05/2022

ATTACHMENT A Initial Contributions of the

The Initial Contributions of the Member of Farm Fresh,MI, LLC are as follows:

Contribution: Architectural Design valued at $20,000.00 - Chris Davis

Contribution: Earnest Money Deposit of $10,000 - Kathryn Lawrence

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the ARTICLES OF ORGANIZATION

for

FARM FRESH MI, LLC

ID Number: 802784227

received by electronic transmission on December 28, 2021 ***, is hereby endorsed.***

Filed on December 29, 2021***, by the Administrator*.**

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

Effective Date: January 01, 2022



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, *in the City of Lansing, this 29th day of December, 2021.*

Linda Clegg

Linda Clegg, Director
Corporations, Securities & Commercial Licensing Bureau

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Ladies and Gentlemen:

The undersigned understands that Farm Fresh Mi, A michigan LLC (the "Company"), is offering up to $1,070,000 of common stocks (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated 1/15/2022 the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a Closing (as defined below). The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. PST on [Date], or at such other time and place as the Company may designate by notice to the undersigned. Once the conditions for a Closing have been met, the Company may hold additional Closings.

4. Payment for Securities.

(a) Payment for the Securities shall be received by North Capital Securities (the "Escrow Agent") from the undersigned by wire/transfer of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by the undersigned or a custodian holding for the undersigned as beneficial owner reflected on the books and records of the Company as recorded by the Company.

5. Representations and Warranties of the Company. As of each Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Michigan, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.

i. The undersigned has reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, InfraSahres, Inc. ("InfraShares"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, InfraShares or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, InfraShares nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, InfraShares nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. The undersigned acknowledges that it has up to 48 hours before any closing and issuance of Securities to cancel the purchase and get a full refund. The undersigned understand that closings may occur on a "rolling" basis, and that after any such rolling closing, information may become available that would affect the undersigned's investment decision, but that once a closing occurs, no refund may occur.

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules thereunder, provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

f) Uncertified Shares.

i. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to each Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of each Closing in all respects with the same effect as though such representations and warranties had been made as of that Closing.

9. Obligations Irrevocable. Following each Closing, the obligations of the undersigned shall be irrevocable.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the CA which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of CA, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	**Address: 10489 E Grand River, F, Brighton, MI 48116**
	E-mail: invest@farmfreshmi.com
	Attention: Christopher Davis
with a copy to:	**Attention:**
	E-mail:

If to the Purchaser:	**Address:**
	E-mail:
	Attention:

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, or as the Subscribers true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instruction and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgement of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an individual, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of common stock or the effectiveness of a registration statement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this _____.

PURCHASER (if an individual):
By_____
Name:
Email:
Signature:

PURCHASER (if an entity):

_____

Legal Name of Entity

By_____

Name:

Email:

Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to _____ Securities for $_____.

Company:_____

By_____

Name: _____

Title: _____

Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.